


10032805

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2010
DIVISION OF MARKET REGULATION

SECUR... ...IISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-66561 |

## FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **10/01/2009** (MM/DD/YY) AND ENDING **09/30/2010** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INFINIUM SECURITIES INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1115 Magnolia Avenue**
(No. and street)

| **Larkspur** | **CA** | **94939** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Sergei Tchetvertnykh** **416-360-1920**
(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Brookfield Place, 181 Bay Street, Suite 1400** | **Toronto** | **Ontario** | **M5J 2V1** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sergei Tchetvertnykh, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Infinium Securities Inc. (the "Company") as of and for the year ended September 30, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.



Signature

President
Title



Notary Public



Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

## Independent Auditors' Report

To the Shareholder of
Infinium Securities, Inc.:

We have audited the accompanying statement of financial condition of Infinium Securities, Inc. (the "Company") as of September 30, 2010 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Infinium Securities, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules appearing on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
November 25, 2010

# Infinium Securities, Inc.

(A wholly owned subsidiary of Infinium Group, Inc)
Statement of financial condition
as of September 30, 2010

| | 2010 | 2009 |
|---|---|---|
| | $ | $ |
| **Assets** | | |
| Cash and cash equivalents | **965,442** | 2,576,309 |
| Deposits with clearing broker | **103,758** | 103,721 |
| Securities owned - Treasury Bills, at fair value | **856,471** | - |
| Receivables from clearing broker-dealer | **44,282** | 19,261 |
| Office furniture and equipment, net of accumulated depreciation of $365,111 (2009 - $182,631) | **670,824** | 653,034 |
| Prepaid expenses | **82,557** | 68,981 |
| Lease deposit | **14,750** | 14,750 |
| Due from related parties | **97,060** | 179,980 |
| | **2,835,144** | 3,616,036 |
| **Liabilities** | | |
| Accounts payable | **-** | 344 |
| Accrued compensation | **58,912** | 751,096 |
| Accrued expenses - other | **321,062** | 39,421 |
| Payable to clearing broker | **-** | 43,748 |
| Current income taxes payable | **36,289** | 92,213 |
| Due to related parties | **80,177** | - |
| Deferred income taxes | **161,021** | 115,341 |
| | **657,461** | 1,042,163 |
| Subordinated notes payable to Parent | **-** | 547,500 |
| Interest payable - subordinated notes | **-** | 84,190 |
| | **657,461** | 1,673,853 |
| **Stockholders' equity** | | |
| Common stock, stated value $1 (1,000 shares authorized), issued and outstanding | **1,000** | 1,000 |
| Retained earnings | **2,176,683** | 1,941,183 |
| | **2,177,683** | 1,942,183 |
| | **2,835,144** | 3,616,036 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Infinium Securities, Inc. (the "Company") is a registered broker dealer organized under the laws of the state of California in May 2004. Effective November 2004, the Company became registered with the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the securities commissions of certain states. The Company is wholly owned by Infinium Group, Inc. (the "Parent"), formerly known as Infinium Holdings, Inc., a Canadian company. The Company's primary business is to provide investment advisory and investment banking services. A substantial portion of the Company's business during the year ended September 30, 2010 was to provide services to affiliated companies.

## 2. Summary of significant accounting policies

*Basis of presentation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

*Cash and cash equivalents*

The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

*Property and equipment*

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations on the statement of income.

*Income taxes*

Income taxes are accounted for by the asset and liability approach in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740, Income taxes. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to depreciation and a net operating loss carryforwards.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for financial instruments, receivables from clearing broker-dealer, accrued expenses, contingent liabilities and depreciation. Actual results could differ from those estimates.

*Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## 2. Summary of significant accounting policies (continued)

*Securities owned – Treasury Bills*

The investments in Treasury Bills, with maturities greater than 90 days at the date of purchase, are designated as held for trading and are recorded at fair market value. The resulting difference between cost and market value (or fair value) is included in interest income.

*Uncertain Income Taxes*

Effective October 1, 2009, the Company adopted FASB Interpretation, "Accounting for Uncertainty in Income Taxes," issued in July 2006, which clarified the accounting for uncertainty in income taxes recognized in the financial statements in accordance with ASC 740. This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not booked an adjustment in relation to adoption of this interpretation.

*Future changes in accounting policies*

In January 2010 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This ASU provides enhanced disclosures around transfers made within the fair value hierarchy, valuation techniques and inputs to fair value measurements, and disaggregation of derivative contracts. ASU 2010-06 is effective for periods beginning after December 15, 2009, with the exception of disclosure requirements relating to the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which will be effective for periods beginning after December 31, 2010.

Management is currently assessing the impact of this update on the Company's financial statements.

## 3. Net capital

The Company, as a registered broker dealer is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $1,344,580 (2009 - $2,284,062), which was $1,244,580 (2009 - $2,184,062) in excess of its required net capital of $100,000 and a ratio of aggregate indebtedness to net capital of 0.33:1 (2009: 0.12:1).

## 4. Related parties

All of the Company's market access fee and other fee revenue earned during the fiscal year ended September 30, 2010 were for services provided to affiliated companies.

In the normal course of business, the Company executes trades on the Toronto Stock Exchange through its Parent's order routing system.

From time to time, the Parent and another subsidiary located in Canada may provide the Company with certain employees, office premises, furnishings, office equipment and other office expense support in exchange for fees determined based on fair market rates. Included in other operating expenses are fees of $198,432 (2009 - $Nil) that were paid for the year ended September 30, 2010 pursuant to these expense sharing arrangements. An amount of $80,177 (2009: $Nil) was owed by the company at year-end.

## 4. Related parties (continued)

The Company performed certain technology services on behalf of a wholly owned subsidiary of the Parent. These fees amounted to $130,828 (2009 - $Nil) and were recorded in routing fees revenue. No amount was outstanding at year end in respect of these fees.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist. Infinium considers directors and group companies to be related parties.

| | **2010** | 2009 |
|---|---|---|
| | **$** | $ |
| Advance to Infinium Capital Corp., without interest or fixed repayment conditions | **-** | 154,377 |
| Advance to Infinium Private Bank (Barbados), without interest or fixed repayment conditions | **61,513** | 25,603 |
| Advance to Infinium Capital (UK), without interest or fixed repayment conditions | **35,547** | - |
| | **97,060** | 179,980 |

Summary of related party transactions during the year is as follows:

| | **2010** | 2009 |
|---|---|---|
| | **$** | $ |
| **Revenue** | | |
| Market access fees | **4,489,753** | 5,740,253 |
| Hosting fees | **117,000** | 360,000 |
| Routing fees | **413,318** | 774,338 |
| | **5,020,071** | 6,874,591 |

## 5. Subordinated note payable to related party

The Company has previously entered into Subordinated Loan Agreements ("Agreements") with its Parent. These Agreements were approved by the Financial Industry Regulatory Authority, Inc. (FINRA).

Under the Agreements, the funds loaned could be used without restriction by the Company, and the lender's claim against the Company were subordinate to all other parties.

The amounts outstanding related to these Agreements were repaid in full on September 28, 2010, upon receiving the approval of FINRA. Therefore the outstanding balance in relation to these Agreements was $Nil as at September 30, 2010 (2009 - $547,500), excluding accrued interest.

## 6. Leases

Effective March 1, 2008, the Company leases office premises under an operating lease which expires February 28, 2013. Future minimum lease commitments under the office premises lease at September 30, 2010 are approximately $418,000 (2009 - $538,000).

Rent expense for the year ended September 30, 2010 was approximately $164,800 (2009 - $167,878).

Minimum lease commitments for successive years approximate:

| | $ |
|---|---|
| 2011 | 170,000 |
| 2012 | 174,000 |
| 2013 | 74,000 |
| | 418,000 |

## 7. Financial Instruments with Off-Balance Sheet Risk

As a general securities broker-dealer, the Company is engaged primarily in buying and selling securities predominantly with institutional investors. The Company's transactions are executed with institutional investors including other brokers and dealers and other financial institutions. The Company introduces these transactions for clearance on a fully-disclosed basis.

During the normal course of business, the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

## 8. Income taxes

The provision for income taxes is summarized as follows:

| | **2010** | 2009 |
|---|---|---|
| | **$** | $ |
| Current income taxes - State | **6,852** | 76,509 |
| Current income taxes - Federal | **38,959** | 433,553 |
| Deferred income taxes - State | **(3,964)** | 14,901 |
| Deferred income taxes - Federal | **49,644** | 84,440 |
| Income tax expense | **91,491** | 609,403 |

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The difference at September 30, 2010 is related to depreciation and amortization.

## 9. Financial instruments – fair value measurements

Accounting principles generally accepted in the United States of America require that the Company discloses information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 – One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's assets and liabilities are classified within Level 1 of the fair value hierarchy because the value of these interests are primarily based on quoted prices available in active markets.

The following table summarizes the valuation of the Company's assets and liabilities under the assets and liabilities hierarchy as of September 30, 2010.

| | Assets at fair values as of September 30, 2010 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| | **$** | **$** | **$** | **$** |
| Securities owned, at fair value | **856,471** | **-** | **-** | **856,471** |
| | **856,471** | **-** | **-** | **856,471** |

The following table summarizes the valuation of the Company's assets and liabilities under the assets and liabilities hierarchy as of September 30, 2009.

| | Assets at fair values as of September 30, 2009 | | | |
|---|---|---|---|---|
| | **Level 1** | **Level 2** | **Level 3** | **Total** |
| | **$** | **$** | **$** | **$** |
| Cash equivalents - Securities owned, at fair value | **1,498,161** | **-** | **-** | **1,498,161** |
| | **1,498,161** | **-** | **-** | **1,498,161** |